Exhibit 1

FOR IMMEDIATE RELEASE	12 June 2019

2019 AGM Statement

Continued progress on strategy; full-year guidance unchanged

WPP held its Annual General Meeting at noon on 12 June 2019 at the Purcell Room in London’s Southbank Centre.

Roberto Quarta, Chairman of WPP, said:

“It has been a year of significant change for WPP. Throughout, the Board and the executive team have worked together closely to position the company for future success.

“Under Mark’s leadership, the team has moved rapidly and decisively to implement the new strategy. We have been pleased by how well the plan has been received among investors, clients and partners. Critically, there is also strong backing for the company’s direction and leadership among our own people.

“The team has listened carefully to all groups with a stake in WPP’s future. The company has established its first employee forum in the UK, and similar forums will be established in other markets. We are fortunate to have so many talented people around the world and we are committed to ensuring their voice is heard as we take WPP forward.”

Mark Read, Chief Executive Officer of WPP, said:

“In December we set out our vision for the future of WPP, and we continue to make progress in delivering our plan to return the company to sustainable growth over the next three years. Our financial guidance for the full year is unchanged.

“We continue our programme of new investment in creativity, technology and our people, and remain absolutely focused on the needs of our clients and the interests of all our shareholders.

“Our new business performance this year has been solid, with GroupM in particular maintaining its successful record in pitches. Notable wins for WPP and our agencies include adidas, Distell, Duracell, GSK, KangShiFu Drinks, L’Oréal, Signet and VodafoneZiggo.

“We believe in providing our people with outstanding, creative environments that enable them to do their best work, and we have accelerated the roll-out of WPP campuses around the world, with Amsterdam, Bucharest, Helsinki, Johannesburg, Madrid, Milan and Mumbai opening this year.

“The transformation of our culture is just as important as the transformation of our business, and to help drive that change we have moved WPP’s own headquarters to campus locations in both London and New York – bringing us closer to our agencies and reflecting the collaborative spirit we want to foster throughout the company.”

Kantar update

The previously announced process for the sale of a majority stake in Kantar is progressing in line with our expectations.

Outlook

Financial guidance

Our 2019 targets remain as:

∎	Like-for-like revenue less pass-through costs down 1.5% to 2.0%, with stronger headwinds in the first half, due to client assignment losses in the latter part of 2018
∎	Headline operating margin to revenue less pass-through costs down around 1.0 margin point on a constant currency basis (excluding the impact of IFRS 16: Leases)

Medium-term financial targets

As outlined at the Investor Day in December 2018, our medium-term financial targets, to be achieved by the end of 2021, are:

∎	Organic growth (defined as like-for-like revenue less pass-through costs growth) in line with peers

∎	Headline operating margin (excluding the impact of IFRS 16: Leases) of at least 15%

∎	Free cash flow conversion of 80%-90%

For further information:

Mark Read	}
Andrew Scott	}
Paul Richardson	}
Peregrine Riviere	}
Lisa Hau	}
Chris Wade	}	+44 20 7282 4600

Fran Butera	}
Kevin McCormack	}	+1 212 632 2235

Juliana Yeh	}	+852 2280 3790

Richard Oldworth,

Buchanan Communications    +44 20 7466 5000 +44 7710 130 634

wpp.com/investors

This announcement has been filed at the Company Announcements Office of the London Stock Exchange and is being distributed to all owners of Ordinary shares and American Depository Receipts. Copies are available to the public at the Company’s registered office.

The following cautionary statement is included for safe harbour purposes in connection with the Private Securities Litigation Reform Act of 1995 introduced in the United States of America. This announcement may contain forward-looking statements within the meaning of the US federal securities laws. These statements are subject to risks and uncertainties that could cause actual results to differ materially including adjustments arising from the annual audit by management and the Company’s independent auditors. For further information on factors which could impact the Company and the statements contained herein, please refer to public filings by the Company with the Securities and Exchange Commission. The statements in this announcement should be considered in light of these risks and uncertainties.